

July 28, 2011

Via Email
Mr. Richard DeCicco
Chief Executive Officer
Iconic Brands, Inc.
10 Union Avenue
Lynbrook, NY 11563

      Re: **Iconic Brands, Inc.**
               Form 10-K for Fiscal Year Ended
               December 31, 2009
               Filed April 16, 2010
               File No. 000-53162

Dear Mr. DeCicco:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Pamela Howell
                    for

                    John Reynolds
                    Assistant Director